[redacted]

13014209

011-00216

OFFICIAL USE

[redacted]

Notice of Government Securities Broker or Government Securities Dealer Activities to be Filed by a Financial Institution under Section 15C(a)(1)(B) of the Securities Exchange Act of 1934

GFIN/A

1. Check appropriate regulatory agency (ARA):
   - A. ☐ Comptroller of the Currency
   - B. ☒ Board of Governors of the Federal Reserve System
   - C. ☐ Federal Deposit Insurance Corporation
   - D. ☐ Securities and Exchange Commission

2. Conducts business as:
   - A. ☐ Government Securities Broker
   - B. ☐ Government Securities Dealer
   - C. ☒ Government Securities Broker and Dealer

3. Filing status of notice:
   - A. ☐ Notice
   - B. ☒ Amendment

4. A. Full name of the financial institution: Commerce Bank

   B. Address of principal office of financial institution:

   1000 Walnut, 4th Floor
   Address

   Kansas City | MO | 64106
   City | State | Zip Code

   C. Address of principal office where government securities broker or government securities dealer activities will be conducted (if different from item (B)):

   N/A
   Address

   City | State | Zip Code

   D. Mailing address if different from (B) or (C):

   N/A
   Address

   City | State | Zip Code

   E. Name, title, and telephone number of contact person with respect to this notice:

   Thomas H. Kokjer (Name) | Managing Director (Title) | 816-234-2690 (Area Code / Phone Number)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
SEP 10 2013
12 REGISTRATIONS BRANCH

5. Does financial institution conduct, or will it conduct, government securities broker or government securities dealer activities at any location other than given in Question 4 above? A. ☒ Yes B. ☐ No
   (If yes, provide addresses and describe activities.)

Address	City	State	Zip Code	Describe Activities
8000 Forsyth Blvd	Clayton	MO	63105	Trading and Sales Activities
1551 N. Waterfront Pkwy	Wichita	KS	67201	purchase and sale of non-deposit investments
1345 Battlefield	Springfield	MO	65804	purchase and sale of non-deposit investments
See Attachment				

6. Furnish the name and title of each person who is directly engaged in the management, direction, or supervision of any of the financial institution's government securities broker or government securities dealer activities:

Full Name

Last / First / Middle	Title
Kokjer, Thomas, Hartwell	Managing Director

NOTE: Attach a separate Form G-FIN-4 (or, if previously filed, a copy of Form MSD-4 or Form U-4) for each person named in item 6.

7. Has any "associated person" (see definition in paragraph A.7. of the instructions) responded "yes" to any question in Item 17 of Form G-FIN-4, or "yes" to one or more questions in Items 23 through 26 of Form MSD-4 or Item 22 on Form U-4?

A. ☐ Yes B. ☒ No

NOTE: The financial institution and the person executing this form are responsible for making an inquiry of all other employers of any associated person during the immediately preceding three years for the purpose of verifying the accuracy of the information furnished on Form G-FIN-4. (See 17 C.F.R. § 400.4(c)). Similar requirements are applicable to Form MSD-4 and Form U-4.

8. ***The financial institution submitting this notice and the person executing it represent that all of the information contained herein is true, current, and complete.***

Please print name and title of person executing this notice:

Thomas Hartwell Kokjer
Name (First, Middle, Last)

Managing Director
Title

[signature]
Signature

10/21/2013
Date

Additional Locations for Commerce Bank – Capital Markets Group

Address	City	State	Zip Code	Describe Activities
901 E. Broadway	Columbia	MO	65205	purchase and sale of non-deposit investment securities
9 Del Rancho Ct	Shawnee	OK	74804	purchase and sale of non-deposit investment securities
2828 N. Harwood Ste 1250	Dallas	MO	65205	purchase and sale of non-deposit investment securities